UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Marvell Technology Group Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	000-30877	77-0481679
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

Canon’s Court

22 Victoria Street

Hamilton HM 12, Bermuda

(Address of principal executive offices)

Mitchell L. Gaynor

Executive Vice President, Chief Legal Officer and Secretary

(408) 222-2500

(Name and telephone number, including area code, of

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1, 2015 to December 31, 2015.

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Marvell Technology Group Ltd. (the “Company”) for the reporting period January 1, 2015 to December 31, 2015 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at the Company’s website at www.marvell.com under the heading “Investor Relations - Corporate Governance and Social Responsibility.”

Item 1.02. Exhibit.

As noted in Item 1.01, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Item 2.01. Exhibit.

The following exhibit is filed as a part of this report:

Exhibit No.	Description

1.01	Conflict Minerals Report of Marvell Technology Group Ltd. for the reporting period January 1, 2015 to December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2016

Marvell Technology Group Ltd.

By:	/s/ David Eichler
David Eichler
Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Marvell Technology Group Ltd. for the reporting period January 1, 2015 to December 31, 2015.

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